[Excerpt Translation]


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
Filing Document:                                   Correction Report

Based on:                                          Article 27-25, Paragraph 4 of the Securities and Exchange
                                                   Law

Filed with:                                        Director of Tokai Local Finance Bureau

Name:                                              Katsuaki Watanabe, President, Toyota Motor Corporation

Address or Location of Head Office:                1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                       February 1, 2006

Document to be Corrected:                          Report on Amendment No. 5

Filing Date of the Document to be Corrected:       September 6, 2001

Effective Date of Reporting Duty of the Document   August 31, 2001
to be Corrected:
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Matters Regarding Issuing Company

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
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
   Name of Issuing Company              Koyo Seiko Co., Ltd.
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   Company Code                         6473
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   Listed / Over-the-counter            Listed
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   Listed Securities Exchange(s)        Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
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   Location of Head Office              5-8, Minamisenba 3-chome, Chuo-ku, Osaka City, Osaka Prefecture
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


Matters Regarding Submitter

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
   Individual / Judicial person         Judicial person (Joint stock company)
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   Name                                 Fujio Cho, President, Toyota Motor Corporation
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   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
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   Place to Contact and Name of         Tsunehiro Matsuo, General Manager of Financial Reporting
   Person in Charge                     Department, Accounting Division
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   Telephone Number                     0565-28-2121
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

Matters to be Amended

     This report retracts the information contained in the Correction Report, dated June 22, 2005.